

Mail Stop 3561

December 8, 2009

Via U.S. Mail

Robert E. Cauley
Chairman, Chief Executive Officer and President
Opteum Mortgage Acceptance Corporation
W. 115 Century Road
Paramus, NJ 07652

> **Re: Opteum Mortgage Acceptance Corporation**
> **Amendment No. 4 to the Registration Statement on Form S-3**
> **Filed November 23, 2009**
> **File No. 333-158862**

Dear Mr. Cauley:

We have reviewed your responses to the comments in our letter dated October 14, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of the filing on EDGAR.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

The Sponsor and The Servicer, page S-80

1. We note your response to our prior comment 3; however, please revise your disclosure here and in Prospectus Supplement No. 2 to provide a brief description of the triggering event or events that occurred in each securitization in which the Sponsor was involved which resulted in the senior certificates being paid principal prior to all other securities instead of referring back to the prospectus supplement for the related securitization. Also, refer to our prior comment 4. Provide similar disclosure regarding the Depositor.

Part II – Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

2. We note your response to our prior comment 7. Please revise the fourth
    paragraph of your opinion to refer to Delaware law or advise.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated
  authority in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and
- The company may not assert this action as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3574 with any other questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Richard D. Simonds, Jr.
        Fax: (212) 768-6800